Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	14:23 16-Jun-05
Number	6703N

RNS Number: 6703N
Wolseley PLC
16 June 2005

Wolseley plc hereby confirms the following share purchases made under the dividend reinvestment arrangements for shares held in ADRs under the US Employee Share Purchase Plan of which notification was received from the Plan administrator today:

Director's Name	No. of ADRs purchased on 14 June 2005	Purchase price per ADR in US$

Charles A Banks	2.357	41.72
Fenton N Hord	2.357	41.72
Claude A S Hornsby	2.357	41.72
Robert H Marchbank	2.359	41.72

The directors' beneficial holdings have each been respectively increased as a result of these purchases.

Note:	One ADR (American Depositary Receipt) comprises two ordinary shares of 25p each in the capital of Wolseley plc. ADRs are traded on the New York Stock Exchange.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange